UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for February, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton, 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: REVIEWED INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS
ENDED 31 DECEMBER 2017

SASOL LIMITED
REVIEWED INTERIM FINANCIAL RESULTS
for the six months ended 31 December 2017
ON A ROBUST FOUNDATION

SALIENT FEATURES
REVIEWED INTERIM FINANCIAL RESULTS
for the six months ended 31 December 2017
Sasol is a global integrated chemicals and energy company. Through our talented people, we use selected technologies to safely and sustainably source, produce and market chemical and energy products competitively to create superior value for our customers, shareholders and other stakeholders.
Core headline
earnings up
5%,
reflects improved
operating
environment
Safety Recordable
Case Rate (RCR) at
0,30,
regrettably two
fatalities
Shareholders
approved our
Sasol
Khanyisa
B-BBEE*
transaction
Dividend
per share up
4%
to R5,00
per share
Invested
R681
million
in skills and
socio-economic
development
Sales volumes impacted by supply
chain bottlenecks in December 2017
Satisfactory operational performance
Steady progress on Lake Charles
Chemicals Project (LCCP)
Strong earnings performance, real
cost increase above inflation
•
Performance Chemicals up 3% and Base
Chemicals down 1%
•
Liquid fuels sales volumes down 3%
•
Eurasian Operations volumes up 2%
•
Secunda Synfuels Operations volumes down
1%, due to planned shutdowns
•
Natref volumes down 21%, taking measurable
actions to improve operational performance
•
Addressing safety challenges at Mining,
ramping up to pre-strike production run rates
•
81% complete, tracking schedule and
revised cost estimate
•
Project returns positively impacted by US
tax reform changes
•
Headline earnings per share up 17% to R17,67,
higher than market guidance
•
Normalised cash fixed costs up 2% in real
terms with FY18 forecast cost tracking our
targeted inflation rate of 6%
•
Response Plan delivery of R75,6 billion,
exceeding upper-end of target with
sustainable annual cash savings of R3,5 billion
Proactive financial risk management
•
Balance sheet headroom created in a strong
rand/US dollar environment
•
Gearing managed to 39%, below our ceiling
of 44%
* Broad-Based Black Economic Empowerment.

Sasol Limited
Interim Financial Results 2018

Segment report
for the period ended
Turnover
Operating profit/(loss)
R million
R million
Full year Half year
Half year
Half year
Half year Full year
30 Jun 17* 31 Dec 16*
31 Dec 17
31 Dec 17
31 Dec 16* 30 Jun 17*
Audited Reviewed
Reviewed
Segment analysis
Reviewed
Reviewed Audited
23 046 11 543
11 973   Operating Business Units
215
1 738 4 310
18 962 9 524
10 015
Mining
2 864
1 534 3 725
4 084 2 019
1 958
Exploration and Production International
(2 649)
204 585
170 413 83 452
87 173   Strategic Business Units
12 178
11 909 26 843
64 772 31 225
32 746
Energy
5 748
5 529 11 218
38 414 19 538
20 163
Base Chemicals
2 552
2 360 6 862
67 227 32 689
34 264
Performance Chemicals
3 878
4 020 8 763
516              526
552
7
Group Functions
(607)
25
193 975 95 521
99 153
Group performance
11 786
13 672 31 705
(21 568) (10 626)
(11 000)
Intersegmental turnover
172 407 84 895
88 153
External turnover
*Restated for the transfer of the US ethylene business from Performance Chemicals to Base Chemicals.

Sasol Limited Group
4
Sasol Limited Interim Financial Results 2018
Joint President and Chief Executive Officer, Bongani Nqwababa said:
Our sustained focus on cost, cash and capital conservation drove a largely strong set of results, notwithstanding continued macro-economic volatility. The recent recovery in global oil and product prices positively impacted our results, however this was offset by operational challenges at our Natref and Mining operations, currency effects and poor economic conditions in South Africa. Encouraging recent developments signal a more stable political and investor friendly outlook for the country, in addition to a more positive global growth outlook with stronger demand in markets where we operate. Our recent safety performance has regrettably been marred by tragic fatalities in our mining operations. We are committed to the safety and health of our employees, communities and the environment. Safety, as one of our core values and number one priority receives our constant and unwavering attention.
Joint President and Chief Executive Officer, Stephen Cornell said:
We are making steady progress in delivering the LCCP within the revised schedule, as we place increased emphasis on business readiness. Once fully operational, the LCCP will transform Sasol’s earnings profile¹. The start-up of this world-scale chemicals facility and the implementation of our broad-based black economic empowerment ownership structure, Sasol Khanyisa, are landmark milestones to be delivered this calendar year. Guided by our clear strategic choices, we will continue to enhance our robust foundation to deliver on our refined value-based growth strategy. To this end, exercising disciplined capital allocation remains paramount to ensure we deliver sustainable growth and ongoing value to our shareholders.
Financial results overview
2,4
Sasol delivered a largely strong set of results, underpinned by higher crude oil and product prices, increased demand for our specialty chemical products and a satisfactory operational performance across the value chain. Our results were however constrained by poor economic conditions in South Africa, which impacted on demand for our products, as well as operational challenges at our Natref and Mining operations, a much stronger closing rand/US dollar exchange rate and the negative impact of remeasurement and once-off items.
Earnings attributable to shareholders for the six months ended 31 December 2017 decreased by 20% to R6,9 billion from R8,7 billion in the prior period. Headline earnings per share (HEPS) increased by 17% to R17,67 and earnings per share (EPS) decreased by 21% to R11,29 compared to the prior period. EPS was negatively impacted by the scrapping of our US gas-to-liquids (GTL) project amounting to R1,1 billion (US$83 million) and a partial impairment of our
Canadian shale gas assets of R2,8 billion (CAD281 million).
Core headline earnings³ increased by 5% to R18,22 per share compared to the prior period, mainly as a result of higher crude oil and product prices, higher margins in specialty chemicals and improved refining margins, partially offset by the stronger rand/US dollar exchange rate.
1
This forward looking statement is the responsibility of the directors and in accordance with standard practice, it is noted that this statement has not been reviewed and reported on by the company’s auditors.
2
All comparisons to the prior period refer to the six months ended 31 December 2016. Except for earnings attributable to shareholders and the RP cash conservation measures, all numbers are quoted on a pre-tax basis.
3
Core headline earnings are calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of significant capital projects, exceeding R4 billion which have reached beneficial operation and are still ramping up and share-based payments on implementation of B-BBEE transactions. Period close adjustments in relation to the valuation of our derivatives at period end is to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group’s sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies.

All non-GAAP measures (such as normalised operating profit, core headline earnings, adjusted effective tax rate, etc.) have not been reviewed and reported on by the company’s auditors.

Sasol Limited
Interim Financial Results 2018

Sasol’s core headline earnings were impacted by the following notable once-off and period close items:
Half year
Half year
31 Dec 17
31 Dec 16
Rand per
share
Rand per
share
Headline earnings
17,67
15,12
Translation impact of closing exchange rate
1,33
0,37
Mark-to-market valuation of oil and foreign exchange hedges
(0,78)
1,44
Uzbekistan licence fee
–
(0,58)
Strike action at Mining and related costs
–
1,06
Core headline earnings
18,22
17,41
Average Brent crude oil prices moved higher by 19% and since December 2017, spot prices have moved closer to the
US$70/bbl mark, which if sustained at these levels, are expected to positively impact our results during the second half of financial year 2018. Similarly, our Natref refining margins increased by 16% to US$9,73/bbl. In the chemicals business, we have seen a steady increase in most commodity chemical prices and the average margins for most of our specialty chemicals products, in dollar terms, have remained resilient.
Excluding the effect of our hedging programme, the average rand/US dollar market exchange rate strengthened by
4% from the prior period to R13,40, and the closing rand/US dollar market exchange rate strengthened by 5% from
R13,06 in June 2017 to R12,37. This resulted in translation losses of R1,2 billion on the valuation of the balance sheet compared to translation losses of R341 million in the prior period.
Operational performance overview
•
At Mining, we are continuing to stabilise our mining operations post the strike in financial year 2017. We have seen some improvement in production run rates and will intensify our focus on safe and reliable operations as we improve the productivity rate to pre strike levels;
•
Production volumes from Secunda Synfuels Operations (SSO) decreased by 1% due to a planned shutdown;
•
Production volumes from our Eurasian Operations increased by 2% due to stronger product demand and increased plant availability;
•
ORYX GTL continued to deliver an exceptional performance, with an average utilisation rate of 99%;
•
Natref’s production volumes were down 21% owing to plant shutdowns and an unexpected Eskom electricity supply interruption at the start of the financial period. This, together with softer market demand, lowered our liquid fuels sales volumes by 3%. We have implemented a Crude Procurement and Refinery Optimisation
Programme (CPROP) that is aimed at improving plant availability and optimising the business operational performance over the ensuing months;
•
Our Performance Chemicals sales volumes increased by 3% mainly due to increased market demand; and
•
Our Base Chemicals sales volumes decreased by 1% mainly due to lower volumes from SSO due to the Superflex
Catalytic Cracker (SCC) shutdown and higher inventory holdings resulting from port constraints in South Africa.
Cost, cash and capital performance
Our low oil Response Plan (RP) achieved capital conservation and cash savings of R6,2 billion for the period. This brings the total capital and cash conserved since January 2015 to R75,6 billion, which exceeds our target of
R65-75 billion. Our focus for the remainder of FY18 will be to further improve the level of our sustainable cost savings and to fully embed the cost containment culture established through our people.
To enhance our cost competitiveness and to remain profitable at an oil price of US$40/bbl, we are transitioning to a
Continuous Improvement (CI) programme that is built on the solid foundation established by the Business
Performance Enhancement Programme and the RP. Our medium term target is to increase our Return on Invested
Capital (ROIC) for our foundation businesses by at least two percentage points by 2022, off a 2017 base.
Digitisation, simplification of processes, capital efficiency and sharing of services will be key drivers to achieving our
CI targets. Further detail on the targeted elements of CI (cost, gross margin and capital) will be communicated in
August 2018.
Cash fixed costs, excluding capital growth and once-off business establishment costs, increased by 2% in real terms due to the cost impact of production interruptions. Inflation for the period was 4,7%. We are however focused on ensuring that we remain cost competitive and can contain our cost within inflation, while ensuring that we maintain safe and reliable operations. Accordingly, our forecast for the financial year indicates that cash fixed cost increases will still track our targeted inflation rate of 6%.

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
Our net cash position decreased by 44%, from R29,3 billion in June 2017 to R16,3 billion as at 31 December 2017 due to the funding of the LCCP and investments to fund growth projects. Loans raised during the period amounted to
R18,7 billion, mainly for the funding of our growth projects. The increase in short term debt relates to the Inzalo transaction unwinding between June and September 2018. During the period, we increased our existing
US$1,5 billion Revolving Credit Facility to US$3,9 billion and extended the maturity to five years, with the inclusion of two further extension options of one year each. In addition, our Domestic Medium Term Note Programme of
R8 billion provides us with access to the South African debt capital markets. The focus on our funding plan will now shift to put longer-term debt instruments in place.
Cash generated by operating activities decreased by 17% to R14 billion compared with R16,8 billion in the prior period. This is largely attributable to an increase in working capital underpinned by planned inventory builds and increased prices.
Actual capital expenditure, including accruals, amounted to R27,7 billion. This includes R16,7 billion (US$1,2 billion)
relating to the LCCP. Our capital expenditure estimate for the full year has been revised down to R54 billion largely due to optimisation of the capital portfolio.
Due to the funding of the LCCP, gearing increased to 39%, which is in line with our targets and current market guidance. Notwithstanding the current oil price volatility and the stronger rand exchange rate, we are still planning to manage the balance sheet to below our peak internal gearing target of 44% by the end of the 2018 financial year.
We are actively reviewing our capital structure and funding plan to ensure that we maintain an optimum solvency and liquidity profile. The unwind of the Inzalo transaction will be structured to ensure that our credit ratings are maintained at investment grade and with the least amount of dilution to our shareholders. We expect our gearing to remain around peak levels in the 2019 financial year due to the higher debt associated with the Inzalo unwind.
In January 2018, S&P Global Ratings affirmed Sasol’s credit rating at a BBB-/A-3 with a stable outlook. This is two notches above the South African sovereign credit rating and is at investment grade. Similarly Moody's Investors
Service (Moody’s) placed South Africa’s Baa3/negative ratings on review for downgrade in November 2017, while affirming Sasol’s global scale long-term issuer ratings at Baa3, with a negative outlook. Sasol’s national scale long-
term rating was affirmed at Aaa.za. Moody’s has delinked Sasol from the South African sovereign rating by one notch.
Our attributable earnings were significantly impacted by mostly once-off items, impairments and translation effects. Accordingly, to provide more stability in the dividend payment, the Board has approved a change in dividend policy to pay dividends with a dividend cover range based on Core HEPS. As previously reported Core HEPS reflects the sustainable business operations and is used by the Board to measure the business and financial performance. Taking into account the impact of the current volatile macro-economic environment, capital investment plans, the current strength of our balance sheet, and the dividend cover range, the Board has declared a gross interim dividend of R5,00 per share (4% higher compared to the prior year). The dividend cover was 3,6 times at 31 December 2017 (31 December 2016: 3,2 times).
Update on hedging activities
Sasol entered into a number of hedges to mitigate specific financial risks and provide protection against unforeseen movements in oil prices, interest rates, currency movements, commodity and final product prices. A net gain of R0,6 billion was recognised on the valuation of open hedges for financial year 2018 and 2019. These include:
•
R3,9 billion gain on the rand/US dollar zero-cost collars. The open instruments were valued against an average floor of R13,70/US$1;
•
R2,5 billion loss on Brent crude oil put options. The open instruments were valued against an average strike of
US$49/bbl; and
R0,8 billion loss on export coal swaps.
•
Should attractive hedges become available in the market at an acceptable cost, we will enter into additional hedges in mitigation against these financial risks. The volumes hedged, exposure and floor prices for financial years 2018 and 2019 are detailed in the Analyst Book available on our website, www.sasol.com.
Effective tax rate
The increase in the effective corporate tax rate from 28,4% to 31,6% was mainly as a result of the R2,8 billion partial impairment of our Canadian shale gas assets. The adjusted effective tax rate, excluding equity accounted investments, remeasurements and once-off items, is 26,4% compared to 29,2% in the prior period due to energy efficiency allowances.

Sasol Limited
Interim Financial Results 2018

Effect of a stronger rand exchange rate
The rand strengthened significantly against the US dollar in December 2017. The continued and sustained strengthening of the rand/US dollar exchange rate in the second half of the financial year could result in the impairment of certain of our South African chemical businesses as their margins are highly sensitive to the exchange rate. Further, the stronger rand/US dollar exchange rate may have an impact on our provisions, discount rates and capital estimates at 30 June 2018.
Satisfactory operational performance, higher oil and product prices
1,3
Operating Business Units
Mining – focus on stabilising operations post the strike, benefitting from higher global coal prices
Operating profit increased by 87% to R2,9 billion compared to the prior period, mainly as a result of additional costs associated with the strike action in financial year 2017. Normalised operating profit, excluding the strike cost, increased by 13% due to higher selling prices to SSO and a 19% increase in export coal prices.
We are continuing to ramp up our mining operations to achieve the targeted production run-rates, pre the strike.
The business improvement plan (BIP), which is aimed at improving productivity and cost efficiency, is currently underway and some benefits have already been noted. However, our momentum was interrupted in August 2017 by an unplanned mining incident and in December 2017 by a tragic fatality which resulted in lower productivity.
Accordingly, our normalised unit cost of production increased by 3% above inflation to R284/ton compared to the prior year. We are now focusing on making the operations safe and consequently, we expect our production to be lower than planned for the full year.
Our immediate attention is on a return to safe and reliable operations to ensure a continuous supply to Sasol’s integrated value chain. We are currently restoring coal stockpiles through our own production and additional external purchases. We therefore are targeting a unit cost of production of between R285/ton to R295/ton for the full year. Additional coal purchases will negatively impact on our unit cost per sales ton.
Exploration and Production International (E&PI) – strong operational delivery from Mozambique and
Gabon
E&PI recorded an operating profit of R115 million, excluding the impairment of our Canadian shale gas operations of
R2,8 billion, compared to an operating profit of R204 million in the prior period.
Operating profit from our Mozambican producing operations increased from R988 million in the prior period to
R1 187 million due to higher sales prices and the positive impact of foreign currency gains.
Our Gabon asset recorded an operating profit of R47 million compared to an operating loss of R41 million in the prior period, mainly due to higher sales prices. This was partially offset by a 3% decrease in production volumes resulting from the natural decline of the field.
We impaired our Canadian shale gas assets by a further R2,8 billion (CAD281 million) due to a further decline in long–term gas prices. The remaining carrying value of the property, plant and equipment at 31 December 2017 is
R3,5 billion (CAD357 million). The disposal process for these assets has commenced, however these assets have not yet been classified as held-for-sale. Further announcements will be made once the process is at an advanced stage.
Strategic Business Units
Performance Chemicals – increased sales volumes, resilient margins, adversely impacted by stronger rand
Sales volumes increased by 3% compared to the prior period, due to higher demand for our commodity products, mainly organics and wax. The margins in our European and US specialty businesses remained resilient, benefitting from robust demand and favourable market conditions. Production volumes from our Eurasian Operations increased by 2% due to stronger demand and increased plant availability.
Our operating profit, decreased by 14% compared to the prior period, mainly as a result of Hurricane Harvey, the stronger rand exchange rate and start-up costs associated with our growth projects. Based on the latest business performance and strong market demand, we expect to recover some of the lost margins in the second half of the year.

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
Base Chemicals – higher prices, profitability adversely impacted by the stronger rand
Sales volumes decreased by 1% due to lower volumes from SSO as a result of the SCC shutdown, and higher inventory holdings resulting from port constraints in South Africa. In the US, our ethylene sales volumes decreased by 34% due to Hurricane Harvey and an initial stock build at our high-density polyethylene (HDPE) joint venture that reached beneficial operation in November 2017.
Our operating profit, normalised for once-off items and translation effects on the valuation of the balance sheet, increased by 6% compared to the prior period mainly due to higher prices.
Our basket of commodity chemical US dollar prices improved by 10%, however this benefit was partially offset by a
4% stronger rand/US dollar exchange rate. Solvents prices increased considerably on the back of increased propylene prices and short term price opportunities in the ketones market.
Our 50% joint venture HDPE plant with Ineos Olefins and Polymers USA achieved beneficial operation on
11 November 2017. The plant is ramping up with the initial stock build progressing well.
Energy – margins improve, but volumes under pressure
Our normalised operating margin increased from 18% to 21% mainly as a result of improved production and cost performance of our international GTL ventures as well as the higher international prices of refined products, partially offset by mostly lower liquid fuels and gas sales volumes and the impact of a stronger rand/US dollar exchange rate.
Operating profit increased by 4% to R5 748 million when compared to the prior period. Excluding remeasurement items, most notably the scrapping of our US GTL project, operating profit increased by 26%.
We are taking measurable actions to address operational challenges at our Natref operations, focusing on plant availability and improved run rates.
ORYX GTL delivered an excellent production performance with an average utilisation rate of 99%. ORYX GTL contributed R454 million to operating profit with volumes increasing by 4% compared to the prior period.
At Escravos GTL in Nigeria, we are continuing with optimisation efforts to reduce costs and improve plant efficiency. Planned maintenance work is underway as we ramp up the plant towards design capacity.
The challenging economic environment also impacted our gas sales volumes to the external market, resulting in a reduction of 7% compared to the prior period. The available gas was, however, utilised internally in our integrated value chain.
Advancing projects to enable future growth
We are making steady progress in delivering on our growth pipeline:
•
Growing our footprint in North America :
•
Overall construction on the LCCP continues on all fronts, with most engineering and procurement activities nearing completion. At 31 December 2017, capital expenditure amounted to US$8,8 billion, and the overall project completion was 81%. The total forecasted capital cost for the project remains within the previous market guidance of US$11,13 billion and is tracking the approved schedule. We are very pleased to see an improvement in productivity post Hurricane Harvey and will continue to closely monitor the productivity rates as we approach beneficial operation for the first units in the second half of calendar year 2018. The tax reform in the US has positively impacted on the returns of the project and we expect, based on our current interpretation of the tax reform, that the net present value will increase by between US$400 -
US$500 million.
As previously reported, we are still of the view that limited structural changes have occurred to market fundamentals since February 2017, when we last published the long-term Internal Rate of Return (IRR) of the project. Hence based on our internal assessment, we are of the view that the IRR is in a range of between
7,5% to 8,5%, based on conservative ethane prices. At spot prices, using the last quarter of the 2017 calendar year as a reference, the IRR is between 9% and 9,5%. These updated numbers include the benefits from the tax reform. The revised economics, earnings profile, capital spend and sensitivities are detailed in the Analyst
Book available on our website, www.sasol.com.

Sasol Limited
Interim Financial Results 2018

•
Focusing on our asset base in Southern Africa:
•
Our strategic R14 billion mine replacement programme, which will ensure uninterrupted coal supply to SSO in order to support Sasol’s strategy to operate its Southern African facilities until 2050, is nearing completion.
Phase two of the Impumelelo Colliery project which commenced during the first half of the 2016 calendar year is on track to be completed within budget, late in the 2019 calendar year.
•
In Mozambique, we have successfully drilled and tested nine wells relating to the first phase of the development programme for the Production Sharing Agreement (PSA) licence area and at the end of
December 2017 drilled the first of two delineation wells relating to the second phase. We anticipate oil production to be between the mid to lower end of the range presented in the Field Development Plan. The gas wells have confirmed that there is sufficient gas to cover our future downstream opportunities. The surface facilities design and oil field development plan are being optimised and it is anticipated that substantial capital savings will be realised.
•
In continuing to execute our strategy, we have concluded a farm-in into the DE8 block in Gabon where we now hold 40% working interest of that block. An exploration well is currently being drilled with results expected before the end of the quarter.
Maintaining our focus on safety and sustainable value creation
•
We continued to deliver on our broader sustainability and community contributions during the year:
In the first six months, we experienced two tragic fatalities which deeply concern us. Our heartfelt condolences go out to the families of our employees who lost their lives. These fatal incidents have undergone detailed investigations, and, together with senior level meetings, learning insights are being developed and embedded in our on-going efforts to prevent similar incidents.
•
Our 12 month rolling RCR for employees and service providers, excluding illnesses, is 0,30 at December 2017 as compared to 0,27 for December 2016. We remain committed to our goal of zero harm through continuous improvement actions to eliminate high severity incidents in all our operations.
During the period, we invested R681 million in skills development and socio-economic development, which includes our Ikusasa programme, bursaries, learnerships and artisan training programmes. The Ikusasa programme focuses on education, health and wellbeing, infrastructure, and safety and security in the Secunda and Sasolburg regions.
•
In December 2017, National Treasury released the second draft of the proposed Carbon Tax Bill for comment.
While Sasol supports a just transition to a lower-carbon economy, we remain concerned that the proposed carbon tax will further diminish the country’s investment attractiveness and competitiveness. A preliminary review of the Bill indicates that a number of concerns remain including non-alignment to the Department of
Environmental Affairs’ carbon budget mechanism post 2020. Sasol continues to engage with our government stakeholders on all the aspects of climate change policy, including carbon tax.
•
To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes. We are on track with the implementation of committed air quality roadmaps, supporting the 2014 postponement decisions.
Shorter postponements were also granted and further applications are underway.
•
We continue to measure our comprehensive climate change response in accordance with our key performance indicators. Our total greenhouse gas (GHG) emissions for all operations globally are projected to reduce marginally to 67,1 million tons when compared to 67,6 million tons in the prior year. Our GHG emissions intensity
(measured in carbon dioxide equivalent per ton of production) is projected to be relatively constant at 3,70 compared to 3,66 in 2017.
•
The Energy Efficiency programme to consolidate monitoring and reporting across the group shows an improvement from the 2015 baseline to date for the Sasol Group Energy Intensity index (EIi) of 4,59%. Our utility
EIi for the 2018 half year improved above our internal target of 0,5% to 2,43% for the South African Operations.
The consolidated EIi, which includes our international operations, improved by 0,57% from the previous financial year.
•
During the period, we paid R18,2 billion in direct and indirect taxes to the South African government. Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country’s economy.
•
The Department of Water and Sanitation is planning for material changes in the water sector and have released several draft policy, planning and regulatory documents for consultation. These proposed changes could have implications for Sasol considering that we are a large water user undertaking various water use activities. Sasol will continue to respond to these developments to ensure both business and public interests are realised.

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
•
Sasol is committed to sustainable transformation and broad-based economic empowerment (B-BBEE). In our recent B-BBEE verification, Sasol achieved a Level 6 contributor status representing a key milestone in our journey of achieving at least a Level 4 contributor status in 2020.
•
Our shareholders approved the Sasol Khanyisa B-BBEE transaction on 17 November 2017, which marks a significant milestone in achieving our B-BBEE ownership credentials.
Unwinding of Inzalo B-BBEE transaction
As reported on 9 October 2017, we have investigated funding options to settle our financing obligations under the
Sasol Inzalo B-BBEE transaction. Based on current market conditions, Sasol plans to settle the Sasol Inzalo Groups debt of approximately R4,6 billion in June 2018 by utilising our existing cash and credit facilities to repurchase up to
9,5 million preferred ordinary shares from Sasol Inzalo Groups Funding (Pty) Ltd and fund any residual shortfall. At a
Sasol ordinary share price of R425, we expect the scheme to have a shortfall of R1,1 billion. Based on our current forecast, gearing will remain within our risk appetite of 44% in the 2018 financial year and we are confident that we will maintain our investment grade credit rating metrics.
The Sasol Inzalo Public debt becomes due in September 2018, and we will make a further announcement on the source of funding for the settlement of the Sasol Inzalo Public debt in August 2018, based on prevailing market conditions at that time. We will endeavour to utilise existing cash and credit facilities to settle any residual shortfall on the Sasol Inzalo Public debt, so as to limit the dilution on our shareholders while maintaining investing grade ratings.
Business performance outlook* – strong production performance and cost reductions to continue
The current economic climate continues to remain highly volatile and uncertain. While oil price and foreign exchange movements are outside our control and may impact our results, our focus remains firmly on managing factors within our control, including volume growth, cost optimisation, effective capital allocation, focused financial risk management and maintaining an investment grade credit rating.
We expect an overall strong operational performance for the year ending 30 June 2018, with:
•
SSO volumes of 7,7 million tons due to an unplanned electricity supply interruption to our operations in January
2018;
•
Liquid fuels sales of approximately 59 million barrels due to lower production at Natref and slower South African economic growth;
•
Base Chemicals sales volumes, excluding merchant ethylene, to be between 1% to 3% higher than the prior year, with US dollar product pricing expected to follow oil prices. Normalised operating profit for the full financial year is estimated to be between R3 billion to R5 billion;
•
Performance Chemicals sales volumes, excluding merchant ethylene, to be between 2% to 3% higher, with average margins for the business remaining resilient;
•
Gas production volumes from the Petroleum Production Agreement in Mozambique to be between 114 bscf to
118 bscf;
•
Average utilisation rate at ORYX GTL in Qatar to exceed 92%, taking into account two planned plant shutdowns in the second half of the financial year;
•
Normalised cash fixed costs to remain in line within our inflation assumption of 6%;
•
Capital expenditure, including capital accruals, of R54 billion for 2018 and R38 billion for 2019 as we progress with the execution of our growth plan and strategy. Capital estimates may change as a result of exchange rate volatility and other factors;
•
Our balance sheet gearing up to 44%;
•
Rand/US dollar exchange rate to range between R12,50 and R14,00; and
•
Average Brent crude oil prices to remain between US$55/bbl and US$65/bbl.
*The financial information contained in this business performance outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been audited and reported on by the company’s auditors.

Sasol Limited
Interim Financial Results 2018

Competition law compliance
The South African Competition Commission conducted proceedings against various petroleum products producers, including Sasol. Sasol and the other companies involved settled the matter with the Competition Commission on a no fine and no admission of guilt basis including undertakings regarding the exchange of information within the industry in future. The application for confirmation of the settlement agreement was heard before the Competition
Tribunal on 7 February 2018. The tribunal has accepted the settlement agreement in principle, subject to the
Commission and respondents making two minor amendments to the settlement agreement. We continue to interact and cooperate with the South African Competition Commission in respect of leniency applications as well as in the areas that are subject to the South African Competition Commission investigations.
Tax litigation and contingency
As previously reported, the South African Revenue Service (SARS) issued revised assessments for Sasol Oil (Pty) Ltd
(Sasol Oil) relating to a dispute around our international crude oil procurement activities for the 2005 to 2012 tax years. These revisions could result in potential adjustments to the company’s taxable income and an additional tax liability (including interest and penalties until 31 December 2017) of approximately R1,3 billion for the periods 2005 to 2014. Sasol Oil has co-operated fully with SARS during the course of the audit related to these assessments.
SARS’ decision to suspend the payment of this disputed tax for the periods 2005 to 2014 currently remains in force.
The litigation process in the Tax Court, relating to the international crude oil procurement activities for the 2005 to
2007 years of assessment was concluded and judgement was delivered on 30 June 2017 in favour of SARS. As a result, a liability of R1,3 billion has been recognised in the interim financial statements in respect of the 2005 to
2014 matters that remain the subject of the ongoing litigation. Sasol Oil, in consultation with its tax and legal advisors, does not support the basis of the judgement and filed an appeal with the Supreme Court of Appeal. Sasol
Oil anticipates the matter to be heard in the Supreme Court of Appeal in quarter three of calendar year 2018.
SARS has notified Sasol Oil of its intention to place on hold the field audit relating to this issue for the 1999 to 2004 tax years pending the outcome of the litigation. As a result of the judgement handed down on 30 June 2017, a possible obligation may arise from the field audit, which is regarded as a contingent liability.
In addition, there could be a potential tax exposure of R12,1 billion for the periods 2013 to 2014 on varying tax principles relating to the aforementioned activities. Supported by specialist tax and legal advisors, Sasol Oil disagrees with SARS’ assessment for the 2013 and 2014 periods. This also remains the subject of an ongoing appeal with the Tax Court lodged by Sasol Oil. A possible obligation may arise for the tax years subsequent to 2014, which could give rise to a future contingent liability.
In 2010, SARS commenced with a request for information on Sasol Financing International Plc (SFI). This matter progressed into an audit over the years and has now culminated in the issuance of a final audit letter on
16 February 2018. Consequently, revised assessments were issued in respect of the 2002 to 2012 tax years. These revisions relate to a dispute around the place of effective management of SFI, an offshore treasury function, and could result in potential tax exposure of R3 billion (including interest and penalties). SFI has co-operated fully with
SARS during the course of the audit related to these assessments. SFI, in consultation with its tax and legal advisors, does not support the basis of these additional assessments for all the years. Accordingly, SFI will submit objections and/or appeals (as the case may be) to the revised assessments as the legal process unfolds. SFI has already submitted the application for suspension of payment.
Sasol is committed to compliance with tax laws and any disputes with tax authorities on the interpretation of tax laws and regulations will be addressed in a transparent and constructive manner.
Change in directors
Ms Imogen Mkhize retired as non-executive director with effect from 17 November 2017 and Dr Martina Flöel was appointed as non-executive director with effect from 1 January 2018.
Declaration of cash dividend number 77
An interim gross cash dividend of South African 500 cents per ordinary share (31 December 2016 – 480 cents per ordinary share) has been declared for the six months ended 31 December 2017. The cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the company, as well as capital remaining after payment of the dividend is sufficient to support the current operations for the ensuing year. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 20%. At the declaration date, there are 653 061 453 ordinary (including 8 809 886 treasury shares), 25 547 081 preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is 400 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 500 cents per share.

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:
Declaration date
Monday, 26 February 2018
Last day for trading to qualify for and participate in the final dividend (cum dividend)
Tuesday, 13 March 2018
Trading ex dividend commences
Wednesday, 14 March 2018
Record date
Friday, 16 March 2018
Dividend payment date (electronic and certificated register)
Monday, 19 March 2018
The salient dates for holders of our American Depository Receipts are:¹
Ex dividend on New York Stock Exchange (NYSE)
Wednesday, 14 March 2018
Record date
Friday, 16 March 2018
Approximate date for currency conversion
Wednesday, 21 March 2018
Approximate dividend payment date
Friday, 30 March 2018
1
All dates approximate as the NYSE sets the record date after receipt of the dividend declaration.
On Monday, 19 March 2018, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 19 March 2018. Share certificates may not be dematerialised or rematerialised between 14 March 2018 and 16 March 2018, both days inclusive.
On behalf of the Board
Mandla Gantsho
Bongani Nqwababa
Stephen Cornell
Paul Victor
Chairman
Joint President and
Joint President and
Chief Financial Officer
Chief Executive Officer
Chief Executive Officer
Sasol Limited
26 February 2018

Sasol Limited
Interim Financial Results 2018

The interim financial statements are presented on a condensed consolidated basis.
Income statement
for the period ended
Full year Half year
Half year
Half year
Half year Full year
30 Jun 17
31 Dec 16
31 Dec 17
31 Dec 17
31 Dec 16 30 Jun 17
Audited Reviewed
Reviewed
Reviewed
Reviewed          Audited
US$m* US$m*
US$m*
Rm
Rm                 Rm
12 668 6 068
6 579
Turnover
88 153
84 895 172 407
(5 249) (2 526)
(2 678)
Materials, energy and consumables used
(35 887)
(35 342) (71 436)
(471) (238)
(253)
Selling and distribution costs
(3 388)
(3 331) (6 405)
(636) (294)
(330)
Maintenance expenditure
(4 424)
(4 119) (8 654)
(1 794) (851)
(1 013)
Employee-related expenditure
(13 574)
(11 911) (24 417)
(36) (13)
(16)
Exploration expenditure and feasibility
costs
(213)
(182)             (491)
(1 190) (584)
(619)
Depreciation and amortisation
(8 301)
(8 174) (16 204)
(922)           (552)                (530)
Other expenses and income
(7 102)
(7 719) (12 550)
(88)             (25)                  (89)
Translation losses
(1 190)
(341) (1 201)
(834)           (527)                (441)
Other operating expenses and income
(5 912)
(7 378) (11 349)
(119)           (55)
(317)
Remeasurement items
(4 244)
(771) (1 616)
79                23                     57
Equity accounted profits, net of tax
766
326 1 071
2 330 978
880
Operating profit
11 786
13 672 31 705
115               58                   89
Finance income
1 192
807 1 568
(240)           (101)              (126)
Finance costs
(1 689)
(1 409) (3 265)
2 205 935
843
Profit before tax
11 289
13 070  30 008
(624)           (266)              (266)
Taxation
(3 562)
(3 719) (8 495)
1 581 669
577
Profit after tax
7 727
9 351 21 513
Attributable to
1 497 621
515     Owners of Sasol Limited
6 901
8 676 20 374
84                 48                   62
Non-controlling interests in subsidiaries
826
675 1 139
1 581 669
577
7 727
9 351 21 513
US$            US$
US$
Rand
Rand           Rand
Per share information
2,45              1,02
0,84      Basic earnings per share
11,29
14,21          33,36
2,44              1,02
0,84      Diluted earnings per share
11,25
14,20           33,27
*
Supplementary non-IFRS information. US dollar convenience translation, converted at average exchange rate of R13,40/US$1
(31 December 2016 – R13,99/US$1; 30 June 2017 – R13,61/US$1).

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
Statement of comprehensive income
for the period ended
Half year
Half year  Full year
31 Dec 17
31 Dec 16 30 Jun 17
Reviewed
Reviewed          Audited
Rm
Rm                 Rm
Profit after tax
7 727
9 351 21 513
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement
(3 189)
(6 173) (8 931)
Effect of translation of foreign operations*
(3 348)
(7 414) (10 074)
Effect of cash flow hedges**
343
1 985 1 821
Fair value of investments available-for-sale
15
1                 11
Tax on items that can be subsequently reclassified to the income statement
(199)
(745)             (689)
Items that cannot be subsequently reclassified to the income statement
(146)
491               743
Remeasurements on post-retirement benefit obligations
(204)
739 1 114
Tax on items that cannot be subsequently reclassified to the income statement
58
(248)             (371)
Total comprehensive income for the period
4 392
3 669 13 325
Attributable to
Owners of Sasol Limited
3 570
3 045 12 234
Non-controlling interests in subsidiaries
822
624 1 091
4 392
3 669 13 325
*
The impact of exchange rates against the rand at 31 December 2017 (R12,37/US$1, R14,84/EUR1), (31 December 2016 R13,74/US$1,
R14,45/EUR1; 30 June 2017 R13,06/US$1, R14,92/EUR1), resulted in the translation losses recognised in other comprehensive income.
**
Includes the impact of a R189 million (31 December 2016 – R116 million; 30 June 2017 – R189 million) reclassification to profit and loss, relating to the interest rate swap. A gain of R346 million (US$26 million) was recognised in other comprehensive income during the period as a result of the decrease in the liability related to the interest rate swap, which occurred due to the interest rate curves trading higher than at 30 June 2017.

Sasol Limited
Interim Financial Results 2018

Statement of financial position
at
Full year Half year
Half year
Half year
Half year Full year
30 Jun 17 31 Dec 16
31 Dec 17
31 Dec 17
31 Dec 16 30 Jun 17
Audited        Reviewed
Reviewed
Reviewed
Reviewed         Audited
US$m*           US$m*
US$m*
Rm
Rm                Rm
Assets
12 157 11 364
13 446     Property, plant and equipment
166 331
156 120 158 773
10 010 8 456
10 945      Assets under construction
135 399
116 176 130 734
181             177
190      Goodwill and other intangible assets
2 355
2 428 2 361
904               875                 782      Equity accounted investments
9 679
12 024 11 813
48                 45
49      Post-retirement benefit assets
612
625               622
236              240                 276      Deferred tax assets
3 414
3 301 3 082
276              330                312       Other long-term assets
3 857
4 527 3 600
23 812 21 487
26 000
Non-current assets
321 647
295 201 310 985
17                66
154     Assets in disposal groups held for sale**
1 904
905                216
1 943 1 766
2 337     Inventories
28 903
24 261 25 374
2 310 2 072
2 668      Trade and other receivables
32 996
28 471 30 179
210                 37
399     Short-term financial assets***
4 934
514 2 739
138               135
165      Cash restricted for use
2 038
1 852 1 803
2 117 1 879
1 169     Cash and cash equivalents
14 455
25 813 27 643
6 735 5 955
6 892
Current assets
85 230
81 816 87 954
30 547 27 442
32 892
Total assets
406 877
377 017 398 939
Equity and liabilities
16 211 14 931
17 053     Shareholders' equity
210 950
205 135 211 711
423              397                 483      Non-controlling interests
5 972
5 451 5 523
16 634 15 328
17 536
Total equity
216 922
210 586 217 234
5 690 5 438
 6 360      Long-term debt
78 675
74 707 74 312
1 275 1 238
1 352     Long-term provisions
16 725
17 006 16 648
847               814
919     Post-retirement benefit obligations
11 374
11 184 11 069
70                52                   71      Long-term deferred income
879
715               910
56                 45
38      Long-term financial liabilities
475
621              733
1 980 1 855
2 208      Deferred tax liabilities
27 312
25 483  25 860
9 918 9 442
10 948
Non-current liabilities
135 440
129 716 129 532
-                  -
14     Liabilities in disposal groups held for sale
178
-                   -
744              165
1 397     Short-term debt
17 278
2 271 9 718
57                55                   77      Short-term financial liabilities
948
759                740
3 185 2 444
2 907      Other current liabilities
35 945
33 582 41 592
9                   8
13      Bank overdraft
166
103                123
3 995 2 672
4 408
Current liabilities
54 515
36 715 52 173
30 547 27 442
32 892
Total equity and liabilities
406 877
377 017   398 939
*
Supplementary non-IFRS information. US dollar convenience translation, converted at a closing exchange rate of R12,37/US$1
(31 December 2016 – R13,74/US$1; 30 June 2017 – R13,06/US$1).
**
Includes our 40% investment in Petronas Chemicals LDPE Sdn Bhd and our 12% share in Petronas Chemicals Olefins Sdn Bhd.
***
Increase mainly relates to the fair value adjustment of the zero-cost collar foreign exchange derivative.

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
Statement of changes in equity
for the period ended
Half year
Half year Full year
31 Dec 17
31 Dec 16 30 Jun 17
Reviewed
Reviewed         Audited
Rm
Rm                Rm
Balance at beginning of period
217 234
212 418 212 418
Movement in share-based payment reserve
505
743 1 108
Share-based payment expense
453
98                463
Deferred tax
52
–                  –
Long-term incentive scheme converted to equity-settled
–
645                645
Total comprehensive income for the period
4 392
3 669 13 325
Dividends paid to shareholders
(4 836)
(5 650) (8 628)
Dividends paid to non-controlling shareholders in subsidiaries
(373)
(594)             (989)
Balance at end of period
216 922
210 586 217 234
Comprising
Share capital
29 282
29 282 29 282
Share repurchase programme
(2 641)
(2 641) (2 641)
Retained earnings
179 306
167 944 176 714
Share-based payment reserve
(12 551)
(12 839) (12 525)
Foreign currency translation reserve
19 940
25 946 23 285
Remeasurements on post-retirement benefit obligations
(1 928)
(2 037) (1 790)
Investment fair value reserve
45
24                  33
Cash flow hedge accounting reserve
(503)
(544)              (647)
Shareholders' equity
210 950
205 135 211 711
Non-controlling interests in subsidiaries
5 972
5 451 5 523
Total equity
216 922
210 586 217 234

Sasol Limited
Interim Financial Results 2018

Statement of cash flows
for the period ended
Half year
Half year Full year
31 Dec 17
31 Dec 16 30 Jun 17
Reviewed
Reviewed          Audited
Rm
Rm                Rm
Cash receipts from customers
86 844
84 341 172 061
Cash paid to suppliers and employees
(72 834)
(67 505) (127 992)
Cash generated by operating activities
14 010
16 836 44 069
Dividends received from equity accounted investments
1 052
465 1 539
Finance income received
1 106
793 1 464
Finance costs paid
(1 864)
(1 587) (3 612)
Tax paid
(4 070)
(3 010) (6 352)
Cash available from operating activities
10 234
13 497 37 108
Dividends paid
(4 836)
(5 650) (8 628)
Cash retained from operating activities
5 398
7 847 28 480
Total additions to non-current assets
(30 574)
(29 806) (56 812)
Additions to non-current assets
(27 734)
(30 248) (60 343)
(Decrease)/increase in capital project related payables
(2 840)
442 3 531
Additional cash contributions to equity accounted investments
(76)
(124)           (444)
Proceeds on disposals and scrappings
8
125              788
Purchase of investments
(57)
–             (96)
Other net cash flow from investing activities
(37)
161          (113)
Cash used in investing activities
(30 736)
(29 644) (56 677)
Dividends paid to non-controlling shareholders in subsidiaries
(373)
(594)           (989)
Proceeds from long-term debt
18 746
1 181 9 277
Repayment of long-term debt
(3 151)
(1 227) (2 364)
Proceeds from short-term debt
29
860 4033
Repayment of short-term debt
(2 636)
(850) (1 410)
Cash generated/(used) by financing activities
12 615
(630) 8 547
Translation effects on cash and cash equivalents
(256)
(2 162) (3 207)
Decrease in cash and cash equivalents
(12 979)
(24 589) (22 857)
Cash and cash equivalents at the beginning of period
29 323
52 180 52 180
Reclassification to held for sale
(17)
(29)                   –
Cash and cash equivalents at the end of the period
16 327
27 562 29 323

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
Salient features
for the period ended
Half year
Half year Full year
31 Dec 17
31 Dec 16 30 Jun 17
Selected ratios
Operating profit margin %
13,4
16,1             18,4
Finance costs cover times
7,0
9,1                9,2
Net borrowings to shareholders' equity (gearing) %
38,7
25,0               26,7
Dividend cover - Core headline earnings per share¹ times
3,6
3,2                2,8
Share statistics
Total shares in issue million
681,4
679,8             679,8
Sasol ordinary shares in issue million
653,0
651,4            651,4
Treasury shares (share repurchase programme) million
8,8
8,8                8,8
Weighted average number of shares million
611,5
610,7            610,7
Diluted weighted average number of shares million
613,8
610,9            612,4
Share price (closing) Rand
428,18
398,90           366,50
Market capitalisation - Sasol ordinary shares Rm
279 602
259 843 238 738
Market capitalisation - Sasol BEE ordinary shares Rm
1 107
826               866
Net asset value per share Rand
346,10
337,45          348,27
Dividend per share Rand
5,00
4,80            12,60
- interim Rand
5,00
4,80              4,80
- final Rand
–
–             7,80
1 With effect from 23 February 2018, the Board approved a change in dividend policy from HEPS to Core HEPS.

Sasol Limited
Interim Financial Results 2018

Half year
Half year Full year
31 Dec 17
31 Dec 16 30 Jun 17
Other financial information
Total debt (including bank overdraft) Rm
96 119
77 081 84 153
- interest-bearing Rm
94 952
75 967 82 849
- non-interest-bearing Rm
1 167
1 114 1 304
Finance expense capitalised Rm
1 634
1 315 2 764
Capital commitments (subsidiaries and joint operations)¹ Rm
69 813
111 829 90 736
- authorised and contracted Rm
150 520
144 851 154 739
- authorised, not yet contracted Rm
46 322
78 473 61 673
- less expenditure to date
Rm      (127 029)
(111 495) (125 676)
Capital commitments (equity accounted investments) Rm
717
552                584
- authorised and contracted Rm
404
291                292
- authorised, not yet contracted Rm
652
492                 573
- less expenditure to date Rm
(339)
(231)             (281)
Guarantees (excluding treasury facilities)
- maximum potential exposure
Rm
75 528
92 670 81 896
- related debt recognised on the balance sheet Rm
70 676
68 161 64 057
Effective tax rate %
31,6
28,4              28,3
Adjusted effective tax rate² %
26,4
29,2              26,5
Number of employees³ number
31 000
30 300 30 900
Average crude oil price - dated Brent US$/barrel
56,74
47,68            49,77
Average rand/US$ exchange rate 1US$ = Rand
13,40
13,99            13,61
Closing rand/US$ exchange rate 1US$ = Rand
12,37
13,74            13,06
1
Excludes significant commitments under leases relating to the Air Separation Unit in Secunda, capitalised in January 2018. The finance lease asset capitalised is approximately R5 billion.
2
Effective tax rate adjusted for equity accounted investments, remeasurement items and once-off items.
3
The total number of employees includes permanent and non-permanent employees and the group's share of employees within joint operations, but excludes contractors and equity accounted investments' employees.

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
Half year
Half year Full year
31 Dec 17
31 Dec 16 30 Jun 17
Rm
Rm                 Rm
Reconciliation of headline earnings
Earnings attributable to owners of Sasol Limited
6 901
8 676 20 374
Effect of remeasurement items for subsidiaries and joint operations¹
4 244
771 1 616
Impairment of property, plant and equipment
2 715
442                415
Impairment of assets under construction
50
191 1 942
Impairment of goodwill and other intangible assets
–
102               120
Impairment of other assets
15
–                   –
Reversal of impairment
(69)
(29) (1 136)
Fair value write down - assets held for sale
–
–                  64
(Profit)/loss on disposal of non-current assets
(36)
4              (21)
Loss/(profit) on disposal of investment in businesses
83
(11)             (51)
Scrapping of non-current assets
1 453
72               283
Write-off of unsuccessful exploration wells
36
–                   –
Realisation of foreign currency translation reserve
(3)
–                   –
Tax effects and non-controlling interests
(339)
(223)             (539)
Effect of remeasurement items for equity accounted investments
(1)
11                  14
Headline earnings
10 805
9 235 21 465
Headline earnings adjustments per above
Mining
(7)
–                   6
Exploration and Production International
2 835
152                (6)
Energy
1 249
25 1 844
Base Chemicals
148
74             (901)
Performance Chemicals
1
520                 663
Group Functions
18
–                  10
Remeasurement items
4 244
771 1 616
Headline earnings per share
Rand
17,67
15,12             35,15
Diluted headline earnings per share
Rand
17,60
15,12             35,05
1
Includes the impact of the partial impairment of our Canadian shale gas assets of R2,8 billion (CAD281 million) and the scrapping of our US GTL project amounting to R1,1 billion (US$83 million).
The reader is referred to the definitions contained in the 2017 Sasol Limited financial statements.

Sasol Limited
Interim Financial Results 2018

Basis of preparation
The condensed consolidated interim financial statements for the six months ended 31 December 2017 have been prepared in accordance with International Financial Reporting Standards, IAS 34, Interim Financial Reporting, the
SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements
as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa,
2008, as amended, and the JSE Limited Listings Requirements.
The condensed consolidated interim financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards
Board. The condensed consolidated interim financial statements are prepared on a going-concern basis. The Board is satisfied that the liquidity and solvency of the company is sufficient to support the current operations for the next 12 months
.
These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative financial instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets and liabilities, are stated at fair value
.
The condensed consolidated interim financial statements are presented in South African Rand, which is Sasol
Limited’s functional and presentation currency.
The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements and has supervised the preparation thereof in conjunction with the
Senior Vice President: Financial Control Services, Brenda Baijnath CA(SA).
Accounting policies
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2017.
Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.
Significant events and transactions since 30 June 2017
In accordance with IAS34, Interim Financial Reporting, we have included an explanation of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since
30 June 2017.
Independent review by the auditors
These condensed consolidated interim financial statements, including the segment report for the six months ended
31 December 2017 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified conclusion thereon. The individual auditor assigned to perform the review is Mr PC Hough. The auditor's report does not necessarily report on all of the information contained in this announcement of interim financial results.

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
Financial instruments
Fair value
Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active market.
Where possible, inputs are based on quoted prices and other market determined variables.
Fair value hierarchy
The table below represents significant financial instruments measured at fair value at reporting date, or for which fair value is disclosed at 31 December 2017. The US dollar bond, the interest rate swap, the crude oil put options, the zero-cost foreign exchange collars and the coal swaps were considered to be significant financial instruments for the group based on the amounts recognised in the statement of financial position. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Financial instruments have been classified into the hierarchical levels in line with
IFRS 13.
Level 1 Quoted prices in active markets for identical assets or liabilities.
Level 2 Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3 Inputs for the asset or liability that are unobservable.
IFRS 13
  fair value
  hierachy
Carrying
value
Fair
value
Instrument
Rm
Rm
Valuation method
Significant inputs
Listed long-term
debt
Level 1 12 344 12 568    Fair value
Quoted market price for the
same or similar instruments
Derivative financial
assets and
liabilities
Level 2 3 511 3 511  Forward rate interpolator
model, discounted
expected cash flows,
numerical approximation,
as appropriate
Foreign exchange rates,
market commodity prices, US$
swap curve, as appropriate
For all other financial instruments, fair value approximates carrying value.

Sasol Limited
Interim Financial Results 2018

Independent auditor’s review report on interim financial statements
To the Shareholders of Sasol Limited
We have reviewed the condensed consolidated interim financial statements of Sasol Limited in the accompanying interim financial results, which comprise the condensed consolidated statement of financial position as at
31 December 2017 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the six-months then ended, and selected explanatory notes.
Directors’ responsibility for the interim financial statements
The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting, the SAICA
Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as
issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information
Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.
The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Sasol Limited for the six months ended 31 December 2017 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, IAS 34
Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the
Companies Act of South Africa.
Other matter
We have not reviewed future financial performance and expectations, normalised financial information, including core headline earnings, production and sales volumes, selected ratios, share statistics, other non-financial information, information included in the Analyst Book and information not required by IAS 34 expressed by the directors in the accompanying interim financial results and accordingly do not express a conclusion thereon.

PricewaterhouseCoopers Inc.
Director: PC Hough
Registered Auditor
Waterfall
26 February 2018

Sasol Limited Group

Sasol Limited Interim Financial Results 2018
Registered office: Sasol Place, 50 Katherine Street, Sandton, Johannesburg 2090
PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services (Pty) Ltd, 15 Biermann Avenue, Rosebank 2196
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370 5000 Fax: +27 11 688 5248

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Directors (Non-executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr MJ Cuambe (Mozambican)*,
Mr HG Dijkgraaf (Dutch)^, Dr M Flöel (German)*, Ms GMB Kennealy*, Ms NNA Matyumza*, Mr ZM Mkhize*,
Mr MJN Njeke*, Ms ME Nkeli*, Mr PJ Robertson (British and American)*, Mr S Westwell (British)*
Directors (Executive): Mr SR Cornell (Joint President and Chief Executive Officer) (American),
Mr B Nqwababa (Joint President and Chief Executive Officer), Mr P Victor (Chief Financial Officer)
*Independent ^Lead independent director
Company Secretary: Mr VD Kahla
Company registration number: 1979/003231/06, incorporated in the Republic of South Africa
Income tax reference number: 9520/018/60/8
JSE NYSE
Ordinary shares
Share code: SOL SSL
ISIN: ZAE000006896 US8038663006
Sasol BEE Ordinary shares
Share code: SOLBE1
ISIN: ZAE000151817
American depository receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1
Depositary:
The Bank of New York Mellon, 22nd Floor, 101 Barclay Street, New York, NY 10286,
United States of America
Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP)
oil and gas reserves and cost reductions, including in connection with our Business Performance Enhancement
Programme and Response Plan and our business performance outlook. Words such as “believe”, “anticipate”,
“expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast”, “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 28 August 2017 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive;
when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended
30 June. Any reference to a calendar year is prefaced by the word “calendar”.
Additional information on our business performance is included in the analyst book available on our website:
www.sasol.com

Sasol Limited
Interim Financial Results 2018

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 26 February, 2018 By: /s/ V D Kahla
Name:   Vuyo Dominic Kahla
Title:       Company Secretary